July 12, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:    Jennifer Thompson
Melissa Blume

Re:    Etsy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 1, 2016
Form 8-K Filed February 23, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Filed May 5, 2016
File No. 001-36911

Dear Ms. Thompson:
Etsy, Inc. (“Etsy”) received the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 5, 2016.
The letter states that Etsy must respond within ten business days from the date of the letter, or inform the Staff when Etsy would provide a response. Etsy is working expeditiously to respond to the letter. We are currently closing the second quarter of fiscal year 2016, including preparing our quarterly earnings materials and our quarterly report on Form 10-Q, and expect to need more than ten business days. We expect to submit our response no later than August 4, 2016.
Very truly yours,

/s/ Kristina Salen
Kristina Salen
Chief Financial Officer

cc:    Chad Dickerson, Chair, President & CEO
Jordan Breslow, General Counsel and Secretary
Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
David Silverman, PricewaterhouseCoopers LLP